ON Semiconductor Corporation

5701 N. Pima Road

Scottsdale, Arizona 85250

September 11, 2023

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attn: Beverly Singleton and Claire Erlanger

Re:	ON Semiconductor Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 6, 2023

Form 10-Q for the Quarterly Period Ended June 30, 2023

Filed July 31, 2023

File No. 001-39317

Dear Ms. Singleton and Ms. Erlanger:

ON Semiconductor Corporation (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 24, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 6, 2023 (the “Form 10-K”), and Form 10-Q for the Quarterly Period ended June 30, 2023, filed with the Commission on July 31, 2023 (the “Form 10-Q”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless indicated otherwise, defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K or Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 3. Revenue and Segment Information, page 62

1.

Please expand to disclose how revenue is recognized from manufacturing services and the total amount or percentage of consolidated sales. Also, we note you provide disaggregated revenue information by geographic location, by sales channel, as well as by reportable segment, and revenue by product sales versus product development agreements. We note from your recent earnings call transcripts, you discuss revenue by end market, such as automotive and industrial, along with type of revenue product sales, such as silicon carbide, intelligent power and intelligent sensing. Additionally, your earnings release furnished on Form 8-K on July 31, 2023 includes three prominent bullets at the top of the release that disclose revenue for automotive and industrial, and the change in revenue for silicon carbide. Please tell us the consideration given to further expanding your revenue disaggregation disclosures to also present revenue along the aforementioned lines. Your response should address ASC 606-10-55-89 through 55-91, as well as ASC 280-10-50-40.

The Company acknowledges the Staff’s comment and respectfully advises the Staff as follows:

The Company’s manufacturing services revenue constituted less than 2.0% of consolidated revenue for the fiscal year ended December 31, 2022. In accordance with ASC 606-10-25-23, the Company recognizes revenue from manufacturing services when it satisfies the performance obligation by transferring the promised goods or services to the customer. Depending on the terms of the applicable contractual agreement with the customer, revenue is recognized at the point in time when the customer obtains control of the promised goods or service, or over time when the created asset has no alternate use to the Company and there is an enforceable right to payment for the performance to date. In response to the Staff’s comment, the Company undertakes to disclose in its Annual Report on Form 10-K for the year ending December 31, 2023, and in subsequent annual filings, the Company’s revenue recognition policy for this item with an indication that manufacturing services revenue is a small percentage of the Company’s total revenue.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s disaggregated revenue disclosures required under ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40 are based on economic factors as noted in ASC 606-10-55-89 pertaining to the Company’s type of good or service, geographical region, or sales channel as well as the Company’s reportable segments. More recently, the Company has focused its business strategy on the automotive and industrial end-markets. The Company anticipates that these end-markets will continue to be a primary focus for the Company moving forward. As a result, the Company expects to continue to discuss revenue by end-markets as part of the Company’s commentary on financial performance in the Company’s earnings releases and on earnings calls. As such, going forward and including in the Company’s upcoming Quarterly Report on Form 10-Q for the quarter ending September 29, 2023, the Company will disclose disaggregated revenue for the Automotive, Industrial and Other end-markets for all periods presented in the footnotes to its financial statements.

In response to the Staff’s comment, the Company respectfully advises the Staff that the discussion of product technologies, including intelligent power and intelligent sensing, on the Company’s most recent earnings call was related to product technologies that are similar to how the Company classifies its reportable segments. The Company’s intelligent power products generally align with the Company’s Power Solutions Group (“PSG”), the Company’s intelligent sensing products generally align with the Company’s Intelligent Sensing Group (“ISG”) and the remaining category of other products generally align with the Company’s Advanced Solutions Group (“ASG”). However, there is some cross distribution of technologies depending on the nature of such products between each of the product categories. As such, going forward and including in the Company’s upcoming Quarterly Report on Form 10-Q for the quarter ending September 29, 2023, the Company will disclose disaggregated revenue by Intelligent Power, Intelligent Sensing and Other product technologies for all periods presented in the footnotes to its financial statements.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s entire product revenue is generated by the sale of semiconductors, some of which include products with silicon carbide content. Further, silicon carbide describes the physical material content for certain of our semiconductor products, primarily within the PSG reportable segment. As such, the reference to silicon carbide is not meant to imply that there are substantially different customers, contracts, or end-use applications for these semiconductor products. In light of these facts and the disclosure considerations and objectives of ASC 606-10-55-89 through 55-91, the Company does not believe that it is necessary to provide a detailed breakdown of products containing silicon carbide in its financial statements.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

2.

We note from your disclosure on page 32 that gross profit decreased by $87.5 million for the six months ended June 30, 2023 compared to the six months ended July 1, 2022 and gross margin decreased by 2.5% from 49.6% for the six months ended July 1, 2022 to 47.1% for the six months ended June 30, 2023. You also disclose that the decline in both gross profit and gross margin was primarily driven by start-up and ramp-up costs at our EFK location and new products. However, we also note from the table above these disclosures that gross profit for the PSG segment and the ISG segment increased by 3% and 25% respectively, and the ASG segment gross profit decreased by 25%. Margins decreased by 1% and 8% for PSG and ASG, respectively, and increased for ISG by 3%. In this regard, your disclosure should be revised to explain and quantify the amount of related expenses of start-up and ramp-up costs attributable to increase costs at your EFK location as well as the impact from new products. Further, your disclosure should be enhanced to explain and quantify the factors responsible for the changes in gross profit for each segment. This would include the increases in gross profit, as well as the offsetting significant decrease. Please revise future filings accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will enhance the disclosures in future filings to quantify the key factors responsible for the changes in gross profit and gross margin for each segment, including the impact of any significant offsetting increases or decreases.

The following is illustrative of the additional disclosure the Company plans to incorporate into future filings. Similar disclosures will be included for the PSG, ASG and ISG reportable segments. These disclosures will be based on facts and circumstances applicable for the period, inclusive of considerations for costs at the Company’s EFK location and given their relative materiality to the Company or a reportable segment’s results.

The Company’s gross profit was $XX million for the period ended XX, 2023 compared to $XX million for the period ended XX, 2022. Gross profit increased/decreased by $X million, primarily due to [$X in volume changes, $X in pricing changes, or $X for other applicable circumstances]. Gross margin increased/decreased by X% to XX% for the period ended XX, 2023 from XX% for the period ended XX, 2022, primarily due to [X% in pricing changes, X% from the impact of new products, or X% for other applicable circumstances].

If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (602) 244-6600 or thad.trent@onsemi.com.

Sincerely,

/s/ Thad Trent
Thad Trent
Chief Financial Officer
ON Semiconductor Corporation

4